UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Alexza Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-51820	77-0567768
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2091 Stierlin Court Mountain View, CA	94043
(Address of Principal Executive Offices)	(Zip Code)

Mark K. Oki (650)944-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

a)	Conflict Minerals in Products.

Conflict minerals, as defined by paragraph (d)(3) of this item, are necessary to the functionality or productions of a product manufactured by Alexza Pharmaceuticals, Inc. (referred to as “we”, “us”, or the “Company”) or contracted by the Company to be manufactured (the “Company’s Products”) as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) and for which manufacturing was completed in the period from January 1, 2014 to December 31, 2014. Accordingly, we are filing this Form SD for the calendar year covered by this report, as required by the Rule.

b)	Implementation and Results of our Reasonable Country of Origin Inquiry.

We evaluated our current product lines and determined that certain product we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). We requested our manufacturers to complete a Reasonable County of Origin (“RCOI”) questionnaire for each such conflict mineral. The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

We recognize that the supply chain tracing of these materials is complex; however, we are committed to working with our suppliers to determine whether the products we manufacture or contract to manufacture are “conflict free,” that is, that they either do not contain conflict minerals from the Covered Countries or originate from recycled or scrap materials.

A copy of The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.alexza.com under “Corporate Governance”.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Exhibits

Item 2.01	Exhibits

Exhibit 1.01—Conflict Minerals Report for Alexza Pharmaceuticals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alexza Pharmaceuticals, Inc.

(Registrant)

/s/ Mark K. Oki

Senior Vice President, Finance, Chief Financial Officer and Secretary

May 27, 2015